METALLA ROYALTY & STREAMING LTD.

MANAGEMENT'S DISCUSSION & ANALYSIS

For the nine months ended February 29, 2020

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of April 9, 2020, should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and nine months ended February 29, 2020 and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included in the following MD&A are in Canadian dollars ("C$") except where noted. These documents and other information relevant to the Company's activities are available for viewing on SEDAR at www.sedar.com.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") is a precious metals royalty and streaming company that is focused on acquiring gold and silver metal purchase agreements, net smelter return royalties ("NSRs"), gross value return royalties ("GVRs"), net profit interests ("NPIs), gross proceeds royalties ("GPRs"), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. For purposes of reporting, the Company calculates attributable silver equivalent production by applying its interest (i.e. royalty or stream percentage) to the total production reported by the counterparty and silver equivalency of non-silver products is based on average realized prices of all metals for the period. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) effective December 17, 2019 and the listing of its common shares on the NYSE effective January 8, 2020. All figures have been adjusted to reflect the one for four share consolidation.

Since March 2020, several measures have been implemented in Canada, Australia, Argentina, Mexico, and in other jurisdictions where we hold royalties and streams in response to the increased impact from the coronavirus ("COVID-19"). These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on our business operations cannot be reasonably estimated at this time, such as the duration and impact on future production for our partner operators at their respective mining operations. Following the Government of Mexico's decree that all non-essential business suspend operations until April 30, 2020, Agnico Eagle Mines Limited ("Agnico") announced on April 2, 2020 that it is ramping down activities at its La India mining operation and suspending exploration activities in Mexico during this period. This could delay development on the properties underlying the Santa Gertrudis and El Realito royalty assets held by the Company. On March 23, 2020, Pan American Silver Corporation ("Pan American") announced operations at its COSE and Joaquin mines in Argentina have been temporarily suspended in response to the COVID-19 pandemic and on April 1, 2020 confirmed that temporary suspension was extended until April 13, 2020 and could be subject to further extension. On April 2, 2020, a new decree was issued by the government of Argentina to expand the list of exemptions that will include mining production as essential for the Argentine economy. While Metalla expects near-term cash flow on the Company's royalties on these assets to be lighter than previously anticipated, management believes the Company's balance sheet is more than adequate to sustain any extended suspension at the COSE and Joaquin mines. However, a deterioration in the current situation could have an adverse impact on the Company's business, results of operations, financial position and cash flows in 2020.

COMPANY HIGHLIGHTS

During the three months ended February 29, 2020 ("Q3-2020"), the Company:

  acquired a 2.0% NSR royalty on future gold production from a portion of the La Fortuna deposit (the "Cantarito Claim") and prospective exploration grounds forming part of the NuevaUnión project located in the Huasco Province in the Atacama region of Chile ("NuevaUnión"). NuevaUnión is jointly owned by Newmont Corporation ("Newmont") and Teck Resources Limited ("Teck"), and is one of the largest undeveloped copper-gold-molybdenum projects in the world;

Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) and the listing of its common shares on the NYSE;
  recognized revenue on 59,143 (2019 - 76,775) attributable silver ounces ("oz.") at an average realized price of US$17.40 (2019 - US$15.23) and average cash cost of US$6.39 (2019 - US$6.23) per oz. (see non-IFRS Financial Measures);
  generated operating cash margin of US$11.01 (2019 - US$9.00) per attributable silver oz. from the Endeavor silver stream, New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), and other royalty interests (see non-IFRS Financial Measures);
  recognized revenue from royalty and stream interests of $1,264,175 (2019 - $1,442,006), net loss of $2,081,232 (2019 - $446,105), and adjusted EBITDA of negative $68,387 (2019 - positive $490,168) (see non-IFRS Financial Measures); and
  recorded fiscal year-to-date cash flow used in operating activities, before net change in non-cash working capital items, of $284,165 (2019 - $2,178,358 provided) along with its financing activities, resulted in working capital of $6,674,988 (May 31, 2019 - $862,799).

OVERVIEW OF ROYALTIES AND STREAMS

Property	Operator	Location	Stage	Metal	Terms
Joaquin Mine	Pan American	Santa Cruz, Argentina	Production	Ag, Au	2.0% NSR
COSE Mine	Pan American	Santa Cruz, Argentina	Production	Ag, Au	1.5% NSR
New Luika Gold Mine	Shanta Gold	Tanzania	Production	Au	15% Ag Stream
Endeavor Mine	CBH Resources	NSW, Australia	Care&Main(7)	Zn, Pb, Ag	100% Ag Stream
Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Development	Au	2.0% NSR(3)
Fifteen Mile Stream ("FMS")	St. Barbara	Halifax, Nova Scotia	Development	Au	1.0% NSR
FMS (Plenty)	St. Barbara	Halifax, Nova Scotia	Development	Au	3.0% NSR
Garrsion Mine	O3 Mining	Kirkland Lake, Ontario	Development	Au	2.0% NSR
El Realito	Agnico Eagle	Sonora, Mexico	Development	Ag, Au	2.0% NSR
Hoyle Pond Ext.	Newmont	Timmins, Ontario	Development	Au	2.0% NSR(3)
La Fortuna	Minera Alamos	Durango, Mexico	Development	Au, Ag, Cu	1.0% NSR(4)
Wasamac	Monarch Gold	Val d'Or, Quebec	Development	Au	1.5% NSR
Timmins West Ext.	Pan American	Timmins, Ontario	Development	Au	1.5% NSR(3)
Beaufor Mine	Monarch Gold	Val d'Or, Quebec	Development	Au	1.0% NSR
San Luis	SSR Mining	Peru	Development	Ag, Au	1.0% NSR
Akasaba West	Agnico Eagle	Val d'Or, Quebec	Development	Au, Cu	2.0% NSR(3)
TVZ Zone	Newmont	Timmins, Ontario	Development	Au	2.0% NSR
Dufferin East	Aurelius Minerals	Halifax, Nova Scotia	Development	Au	1.0% NSR
Zaruma	Titan Minerals	Ecuador	Development	Au	1.5% NSR
NuevaUnión	Newmont and Teck	Chile	Development	Au	2.0% NSR
Kirkland-Hudson	Kirkland Lake Gold	Kirkland Lake, Ontario	Exploration	Au	2.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Exploration	Au, Ag	2.75% NSR(6)
Big Island	Copper Reef	Flin Flon, Manitoba	Exploration	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Exploration	Au, Ag	2.0% NSR
Boulevard	Independence Gold	Yukon	Exploration	Au	1.0% NSR
Camflo Northwest	Monarch Gold	Val d'Or, Quebec	Exploration	Au	1.0% NSR
Edwards Mine	Trillium Mining	Wawa, Ontario	Exploration	Au	1.25% NSR
Pucarana	Buenaventura	Peru	Exploration	Au, Ag	1.8% NSR(4)
Capricho	Pucara	Peru	Exploration	Au, Ag	1.0% NSR
Lourdes	Pucara	Peru	Exploration	Au	1.0% NSR

Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

Property	Operator	Location	Stage	Metal	Terms
Santo Tomas	Pucara	Peru	Exploration	Au	1.0% NSR
Guadalupe/Pararin	Pucara	Peru	Exploration	Au	1.0% NSR
DNA	Detour Gold	Cochrane, Canada	Exploration	Au	2.0% NSR
Puchildiza	Metalla	Chile	Exploration	Au	1.5% NSR(5)
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Exploration	Au	1.5% NSR
Bint Property	Glencore	Timmins, Ontario	Exploration	Au	2.0% NSR
Colbert/Anglo	Goldcorp	Timmins, Ontario	Exploration	Au	2.0% NSR
Montclerg	IEP	Timmins, Ontario	Exploration	Au	1.0% NSR
Pelangio Poirier	Pelangio Exp.	Timmins, Ontario	Exploration	Au	1.0% NSR
Beaudoin	Explor Resources	Timmins, Ontario	Exploration	Au, Ag	0.4% NSR
Sirola Grenfell	Golden Peak Res.	Kirkland Lake, Ontario	Exploration	Au	0.25% NSR
Mirado Mine	Orefinders	Kirkland Lake, Ontario	Exploration	Au	1.0% NSR(4)
Solomon's Pillar	Private	Greenstone, Ontario	Exploration	Au	1.0% NSR
Los Patos	Private	Venezuela	Exploration	Au	1.5% NSR
Tower Mountain	Private	Thunder Bay, Ontario	Exploration	Au	2.0% NSR
Goodfish Kirana	Warrior Gold	Kirkland Lake, Ontario	Exploration	Au	1.0% NSR

(1) Zn: zinc, Pb: lead, Ag: silver, and Au: gold

(2) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details

(3) Subject to partial buy-back and/or exemption

(4) Option to acquire the underlying and/or additional royalty

(5) Option available

(6) Subject to closing conditions

(7) CBH Resources has initiated a sale process of the Endeavor Mine and placed the project on care and maintenance until the sale is completed

QUARTERLY UPDATES ON ROYALTIES AND STREAMS

Santa Gertrudis

In Q4 of calendar year 2019, Agnico Eagle Mines Limited announced the discovery of a new high-grade deposit called Espiritu Santo, 500 metres southeast of Amelia, including high-grade shallow mineralization with intersections such as 5.9 grams per tonne ("g/t") gold and 159 g/t silver over 6.5 metres and 6.8 g/t gold and 42 g/t silver over 3 metres.

Agnico also released an updated resource estimate at Santa Gertrudis with its first indicated resource of 104,000 ounces (5.1 million tonnes at 0.64 g/t gold) and an inferred resource of 1.2 million ounces (22.1 million tonnes at 1.64 g/t gold). The resource estimate does not encompass its Q4 drilling that extended mineralization along strike, depth and the new discovery at Espiritu Santo.

Agnico's largest drill program in Mexico was at Santa Gertrudis in 2019, drilling a total of 42,778 metres. Drilling completed throughout the 44,145-hectare property was greater than the original budget of 29,000 metres due to the discovery of the Amelia deposit. Drilling at Amelia deposit totaled 19,352 metres at the end of 2019 and resulted in an increase in the strike length to a total of 900 metres; the deposit remains open along strike and at depth. Through the success of drilling in 2019, Agnico declared an initial inferred resource estimate of 521,000 ounces of gold at Amelia. Agnico is planning a 25,000-metre drill program in 2020 to test the new discovery at Espiritu Santo and expand the current mineral resources. Geological mapping and surface sampling continue to find additional target areas for drilling on the property. Notable highlights from Agnico's news release dated February 13, 2020 include 13.4 g/t gold over 3.8 metres and 9.6 g/t gold over 6 metres on the property.

Agnico's disclosure on its website states that it believes the Santa Gertrudis project has the potential to be a similar size operation to La India and is currently evaluating plans to incorporate a heap leach operation for the low-grade ore and a mill for the high-grade underground ore.

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

Metalla holds a 2.0% NSR on the Santa Gertrudis property.

El Realito

Agnico announced ongoing drilling success at its El Realito project located adjacent to its operating La India Mine in Sonora, Mexico. The success has resulted in a new probable reserve estimate of 106,000 ounces of gold and 485,000 ounces of silver (4.7 million tonnes at 0.71 g/t gold and 3.24 g/t silver). El Realito currently has measured and indicated resources in addition to the aforementioned reserve of 37,000 ounces of gold and 228,000 ounces of silver (1.9 million tonnes at 0.31 g/t gold and 3.74 g/t silver) and an inferred resource of 4,000 ounces of gold and 24,000 ounces of silver (0.3 million tonnes at 0.47 g/t gold and 2.64 g/t silver).

Agnico has budgeted US$3.3 million for 17,000 metres of drilling at La India for 2020.

Metalla holds a 2.0% NSR on the El Realito property.

Following the Government of Mexico's decree that all non-essential business suspend operations until April 30, 2020, Agnico announced on April 2, 2020 that it is ramping down activities at its La India mining operation and suspending exploration activities in Mexico during this period. This could delay development on the properties underlying the Santa Gertrudis and El Realito royalty assets held by the Company.

NuevaUnión

Shortly after announcing our acquisition of a gold royalty on NuevaUnión by press release on February 18, 2020, Newmont and Teck, who jointly operate the project, filed an environmental impact statement for the project with the Chilean authorities. The filing involves a planned expenditure of US$152 million for drilling and other work intended to form the basis for development of a mining plan.

Metalla holds a 2.0% gold NSR on a portion of the La Fortuna project.

COSE & Joaquin

Metalla received its first royalty payment on COSE and Joaquin for production in the fourth quarter of 2019. The payment was related to mainly development ore shipped to the Manantial Espejo plant.

Pan American Silver Corporation disclosed by news release on January 15, 2020, that pre-production underground development at both COSE and Joaquin mines progressed during 2019, along with the purchase of the necessary mining equipment and the completion of the infrastructure facilities. Pan American stated that both mines will enter the production phase in early 2020 with ore being processed at the Manantial Espejo mill.

Pan American later reported by news release on March 23, 2020, operations at Pan American's COSE and Joaquin mines in Argentina have been temporarily suspended in order to comply with a mandatory national quarantine and on April 1, 2020 confirmed that temporary suspension was extended until April 13, 2020 and could be subject to further extension. On April 2, 2020, a new decree was issued by the government of Argentina to expand the list of exemptions that will include mining production as essential for the Argentine economy. Although mining production is now permitted again, the impact of these suspensions on mining production levels and resulting cash flow to Metalla is difficult to predict. COSE and Joaquin were both expected to be ramping up production in the first half of 2020. While management expects near-term cash flow on Metalla's royalties on these assets to be lighter than previously anticipated, management believes the Company's balance sheet is more than adequate to sustain any extended suspension at the COSE and Joaquin mines.

Metalla holds a NSR royalty of 1.5% and 2.0% on COSE and Joaquin mines, respectively.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

Fifteen Mile Stream

St Barbara Limited ("St Barbara") disclosed in their news release on January 22, 2020, they continue to have exploration success at Fifteen Mile Stream as it continues to enlarge the planned reserve pits and delineate potential satellite pits along trend.

At Seloam Brook, 700 metres west of the Plenty deposit, significant mineralization was intercepted suggesting the potential to be a pit extension of the main Fifteen Mile Stream proposed pits. Notable near surface highlights include 1.19 g/t over 6 metres and 2.85 g/t over 3 metres.

At the main Hudson and Egerton MacLean zones, shallow high-grade mineralization has been discovered that will aid in connecting the Egerton and Hudson pits. The best result was 3.21 g/t at 6 metres. West of Egerton, St Barbara intercepted lateral continuity of shallow mineralization 100 metres west of the current resource with a 1.98 g/t over 7 metres. East of Egerton-MacLean and west of 149, the gap continues to be shortened as mineralization was intercepted at 6.84 g/t over 1 metre.

At the 149 deposit, drilling continued to confirm the potential for 149 to be a satellite pit for Fifteen Mile Stream. Extensional drilling 60 metres to the east intercepted 0.86 g/t over 56 metres and 1.03 g/t over 16 metres near surface. Drilling to the south of identified a disseminated halo of mineralization extending over 230 metres of strike length with notable hits of 1.41 g/t over 6 metres and 1.39 g/t over 11 metres. 400 metres east of the 149 Deposit, initial results suggest that mineralization may be extended into a new zone call 149 extension intercepting 1.31 g/t over 22 metres.

St Barbara plans on releasing an updated project timeline in June 2020.

Metalla holds a 1% NSR on the Hudson, Egerton-Maclean, 149 and the majority of the Plenty deposit and a 3% NSR on the remainder of Plenty and Seloam Brook.

Wasamac

Monarques Gold Corporation ("Monarques") has begun the permitting process for the Wasamac project in Rouyn-Noranda Quebec. The expectation is a permitting timeline of 2 years, the project was selected as a pilot project by the Government of Quebec for permitting process support.

Metalla holds a 1.5% NSR on the Wasamac project.

Beaufor

Monarques has outlined their intentions to re-start underground operations at the Beaufor mine in Val-d'Or, Quebec within 12-18 months. Concurrently, Monarques will begin a drilling program to focus expanding resource blocks with a focus on high-grade zones.

Metalla holds a 1.0% NSR on the Beaufor mine.

San Luis

SSR Mining Inc. ("SSR") have declared they plan to initiate a detailed mapping program in 2020 at the San Luis project located in Peru. The mapping program will focus on the land near the mineral resources on the project to potentially expand the mineral resource on the project.

Metalla holds a 1% NSR on the San Luis project.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

Goodfish-Kirana

Warrior Gold Inc. ("Warrior") advises that it continues to intersect high-grade gold at the "A" Zone, Goodfish-Kirana property in Kirkland Lake, Ontario. Mineralization in the main zone has been extended by 100 m to the east and 50 metres to the west for a total strike length of 300 m and vertical depth of 225 metres. Notable intercepts in the drill program include 11.52 g/t gold over 3 metres and 11.25 g/t gold over 1.5 metres in the newly discovered south footwall of "A" zone which appears to be a subparallel zone to the main zone 50 metres to the south.

Metalla holds a 1% NSR Royalty on the "A" Zone Goodfish-Kirana property.

Lourdes

On March 10, 2020, Pucara Resources Corporation ("Pucara") outlined their intentions to merge with Magnitude Mining Ltd. Concurrently, Pucara will raise gross proceeds of $3.5 million upon listing on the TSX-V. Proceeds of the raise will be used on exploration activities on the Lourdes property in Ayacucho, Peru. Field work has outlined four potential targets on the property associated with Au-Cu-Mo anomalies, a two-phase drill program testing nine drill targets has been recommended.

Metalla holds a 1% NSR on the Lourdes property.

Endeavor Mine Silver Stream

The operator of the Endeavor Mine in Cobar, Australia, CBH Resources Limited ("CBH") is currently running a formal sale process on the Endeavor Mine. The focus at Endeavor is the new discovery of the Deep Zinc Lode at depth and potential open pit scenario that was originally outlined in a historic study completed in 2007. The Endeavor Mine will remain on care and maintenance until the sale is completed.

Metalla has the right to buy 100% of the silver production up to 20 million ounces from the Endeavor Mine for an operating cost contribution of US$1.00 per ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of US$7.00 per oz.

New Luika Silver Stream

Shanta Gold Limited ("Shanta") disclosed in their news release on January 16, 2020 that their annual production for 2019 totaled 84.5 thousand oz. of gold, ahead of their guidance of 80-84 thousand oz. for the year at NGLM located in Tanzania. Shanta also announced that it added 135 thousand oz. of gold reserves to the current mine plan during the year, net of depletion.

For 2020, Shanta has disclosed guidance of 80-85 thousand Au oz. and a 65% increase in its exploration budget to US$5 million over 2019.

Metalla holds a 15% interest in a silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

Production and sales from royalties and streams

	Q3	Q3	YTD	YTD
	2020	2019	2020	2019
Attributable silver oz. from prior period	61,296	57,814	59,515	90,476
Production and adjustments during the period
Endeavor Silver Stream(3)	(9,578)	91,844	98,015	353,643
NLGM(1)	4,389	4,389	13,167	13,169
Other	3,036	-	3,036	-
Total attributable silver oz. produced	59,143	154,047	173,733	457,288
Total attributable silver oz. sold	(59,143)	(76,775)	(173,733)	(380,017)
Remaining attributable silver oz.(2)	-	77,272	-	77,272

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Represents attributable silver oz. that were produced and to be realized by the operator(s) in subsequent periods after the reporting date.

(3) Includes final adjustments on production of prior periods.

CORPORATE UPDATE

Effective January 16, 2020, the Company has appointed Mr. Terry Krepiakevich to the board of directors as an independent director. Mr. Krepiakevich is currently a member of the board of directors of several publicly listed and private companies, including as Chair of the Audit Committee for Alexco Resource Corp., a TSX-listed and NYSE American-listed mineral resources company since July 2009, and a director of Kaizen Discovery Resource Corp.

OUTLOOK

Primary revenue sources are expected to transition in 2020 as Joaquin and COSE move toward commercial production and the Endeavor Mine, which has been placed on care and maintenance, will receive final settlements on concentrate shipments through the second calendar quarter of 2020. NLGM production remains consistent but will remain a smaller portion of total expected revenue. The Company can no longer provide reliable guidance for fiscal 2020 due to the spread of the COVID-19 pandemic and its effect on global mining production levels during 2020.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight quarters up to February 29, 2020 and should be read in conjunction with the Company's condensed interim consolidated financial statements for the nine months ended February 29, 2020 and February 28, 2018.

	Q3-2020	Q2-2020	Q1-2020	Q4-2019
Revenue from royalty and stream interests	$1,264,175	$2,137,581	$160,298	$887,214
Share-based payments	(884,419)	(356,659)	(536,904)	(228,411)
Net loss for the period	(2,081,232)	(1,054,540)	(1,215,152)	(1,188,405)
Dividends declared and paid	407,423	403,946	399,094	565,603
Earnings (loss) per share - basic and diluted	(0.06)	(0.03)	(0.04)	(0.04)
Weighted average shares outstanding - basic	34,033,219	33,699,105	33,322,501	31,856,771

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

	Q3-2019	Q2-2019	Q1-2019	Q4-2018
Revenue from stream interest	$1,442,006	$1,623,140	$3,900,301	$1,868,092
Share-based payments	(362,547)	(214,056)	(279,457)	(179,517)
Net loss for the period	(446,105)	(496,948)	(312,031)	(797,120)
Dividends declared and paid	492,648	401,314	354,174	225,519
Earnings (loss) per share - basic and diluted	(0.02)	(0.02)	(0.02)	(0.04)
Weighted average shares outstanding - basic	27,982,205	23,174,721	19,827,849	18,809,130

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For Q3-2020, revenue decreased compared to Q2-2020 due to a decrease in attributable silver oz. delivered and sold at the Endeavor Mine. The decrease from the Endeavor mine was offset partially in the period as the Company received its first NSR payment from COSE and Joaquin NSR interests.
  For Q2-2020, revenue increased significantly compared to Q1-2020 and Q4-2019 as delivery delays encountered at the smelter at Endeavour Mine in Q1-2020 and Q4-2019 were resolved and a significant amount of attributable silver oz. was delivered and sold at the Endeavor Mine. The delays at Endeavour mine contributed directly to the decrease in revenue in Q1-2020 and Q4-2019 compared to prior periods.
  For Q1-2019, revenue increased significantly compared to Q4-2018 due to an increase in attributable silver oz. delivered and sold at the Endeavor Mine, partially offset by increases in general and administrative expenses.

RESULTS OF OPERATIONS

Three months ended February 29, 2020

The Company's net loss totaled $2,081,232 for the three months ended February 29, 2020 compared with a net loss of $446,105 for the three months ended February 29, 2019 ("Q3-2019").

Significant items impacting the increase in net loss included the following:

  an increase in general and administrative expenses from $625,457 in Q3-2019 to $948,303 in Q3-2020, this increase was driven primarily by the Company's listing of its common shares on the NYSE American, LLC;
  an increase in share-based payments from $362,547 in Q3-2019 to $884,419 in Q3-2020, this increase was related to the vesting of previously granted restricted share units ("RSUs"); and
  an increase in tax expense from $67,285 in Q3-2019 to $524,867 in Q3-2020, the tax expense increased even though there was a higher loss before income taxes as the Company has not recognized deferred tax assets that do not meet the criteria for capitalization as per its accounting policies.

Nine months ended February 29, 2020

The Company's net loss totaled $4,350,924 for the nine months ended February 29, 2020 ("YTD-2020") compared with a net loss of $1,255,084 for the nine months ended February 29, 2019 ("YTD-2019").

Signification items impacting the increase in net loss include the following:

  a decrease in gross profit from $2,184,522 in YTD-2019 to $1,360,235 in YTD-2020, the decrease was due to a decrease in attributable silver oz. sold which was 380,017 oz. in YTD-2019 compared with 173,733 in YTD-2020;

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 an increase in general and administrative expenses from $1,739,903 in YTD-2019 to $2,586,360 in YTD-2020, this increase was driven primarily by the Company's listing of its common shares on the NYSE American, LLC and increased activity at the Company as it continues to expand its operations;
  an increase in share-based payments from $856,060 in YTD-2019 to $1,777,982 in YTD-2020, this increase was related to the vesting of previously granted RSUs;
  an increase in interest expense from $310,750 in YTD-2019 to $646,586 in YTD-2020, this increase was related to the higher debt levels in YTD-2020 as compared to YTD-2019 and higher interest rates being incurred on that debt; and
  an increase in finance charges from $Nil in YTD-2019 to $404,630 in YTD-2020, this increase was related to the standby charge and other associated costs on the undrawn portion of convertible loan facility entered into in March 2019.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company's cash as at February 29, 2020 totaled $7,319,365 (May 31, 2019 - $4,603,062) and its working capital was $6,674,988 (May 31, 2019 - $862,799). The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it has sufficient working capital to undertake its current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

During the nine months ended February 29, 2020, cash increased by $2,716,303. The increase was due to net cash provided by financing activities of $5,300,237, partially offset by net cash used in operating and investing activities of $840,150 and $1,709,088, respectively. Exchange rate changes had a negative impact on cash of $34,696.

Operating activities

During the nine months ended February 29, 2020, net cash used in operating activities amounted to $840,150, which included an increase in trade receivables and other of $96,356 and a decrease in trade and other payable of $459,629 during the normal course of business.

Investing activities

Cash used in the Company's investing activities during the nine months ended February 29, 2020 totaled $1,709,088, which were related to the acquisition of NSR royalties.

Financing activities

Cash provided by the Company's financing activities during the nine months ended February 29, 2020 totaled $5,300,237, which were primarily comprised of $7,000,000 from the Beedie Facility and $3,041,560 from the exercise of share purchase warrants and stock options, partially offset by $2,666,250 of principal loan repayments, $1,210,463 of dividend, $404,630 of finance charges, and $459,980 of interest.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

Requirement of additional financing

Management believes that the Company's current operational requirements and capital projects can be funded from existing cash and cash generated from operations. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of renumeration paid to management (which includes the Chief Executive Officer and Chief Financial Officer) for services rendered and compensation for members of the Board of Directors in their capacity as directors of the Company. During the nine months ended February 29, 2020, the Company's key management compensation was as follows:

	Salary	Share-based
For the nine months ended February 29, 2020	or fees	Payments	Total
Management(1)	$290,107	$417,105	$707,212
Directors	133,588	1,165,652	1,299,240
	$423,695	$1,582,757	$2,006,452

(1) The services of the Chief Financial Officer ("CFO") of the Company are provided through a management services company, Seaboard Services Corp., which bills the Company for various administrative and regulatory services on a monthly basis and included within the monthly amount is the cost of the CFO which is not billed separately. For the YTD-2020, the Company was billed $130,500 by the management services company and part of that amount was for the CFO services, such amount is not included in the table above.

As at February 29, 2020, the Company had $58,801 (May 31, 2019 - $407,284) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

COMMITMENTS

The Company had certain payments in cash and common shares related to its royalty interests, see Note 14 of the condensed interim consolidated financial statements for the nine months ended February 29, 2020.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

FINANCIAL INSTRUMENTS

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. As at February 29, 2020, the Company did not have any financial instruments measured at fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales (if any) includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company's loan payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liability are disclosed in Note 7 in the condensed interim consolidated financial statements. All current liabilities are settled within one year.

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada and Australia and incurs expenditures in currencies other than the Canadian dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at February 29, 2020, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $35,000 in the Company's pre-tax income or loss.

NEW ACCOUNTING STANDARDS

Accounting standards adopted during the period

Adoption of IFRS 16

The Company adopted IFRS 16 Leases ("IFRS 16") on June 1, 2019, in accordance with the transitional provisions of the standard, applying the modified retrospective approach.

At the inception of a contract, the new leasing standard requires the lessee to assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the lessee has the right to obtain substantially all of the economic benefits during the term of the arrangement and has the right to direct the use of the asset. If a lease is identified, the new standard eliminates the classification of leases as either operating or finance leases, and all leases that have a term of at least 12 months and are not of a low value will be recorded on the Company's consolidated statement of financial position.

The Company has completed its assessment of the new standard. The process included a review of all lease and service contracts, to determine if we have the right to control the use of an identified asset for a period of time in exchange for consideration. Based on the Company's analysis, the only contract to which the Company will apply the new standard relates to the lease for the use of the Company's office premise. As a result of adopting the new standard, the Company recognized a right-of-use asset of $26,029. The right-of-use asset was measured at an amount equal to the lease liability on adoption.

New accounting policy for leases under IFRS 16

At inception of a contract, an assessment is made as to whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date of a lease, a right-of-use asset and a lease liability are recognized. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured if there is a change in future lease payments.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. An assessment is made at the end of each reporting period if there is an indication the carrying value of the right-of-use asset is not recoverable.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

Adoption of IFRIC 23

The Company adopted IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23") on June 1, 2019, with retrospective application in accordance with the standard. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The adoption of IFRIC 23 did not result in any adjustments to the Company's financial results or disclosures.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's significant accounting policies and estimates are disclosed in the annual consolidated financial statements for the year ended May 31, 2019.

NON-IFRS FINANCIAL MEASURES

The Company has included, throughout this document, certain performance measures, including (a) average cash cost of silver per attributable ounce, (b) average realized silver price per attributable ounce, and (c) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Average cash cost per attributable ounce

Average cash cost per attributable ounce is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable silver ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

	Q3	Q3	YTD	YTD
Presented in US$	2020	2019	2020	2019
Cost of sales, excluding depletion	$324,729	$399,277	$1,019,144	$2,008,039
Cost of sales for NLGM(1)	10,693	6,245	23,579	18,738
Adjust for:
Refining charge	42,519	72,469	117,249	378,422
Total cash cost of sales	377,941	477,991	1,159,973	2,405,199
Total attributable silver oz. sold(2)	59,143	76,775	173,733	380,017
Average cash cost of silver per attributable oz.	$6.39	$6.23	$6.68	$6.33

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Payable silver ounces attributable to the Company that were shipped and provisionally invoiced during the period.

Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

Average realized silver price per attributable ounce

Average realized silver price per attributable ounce is calculated by dividing the Company's sales by the number of attributable silver ounces sold. The Company presents average realized silver price per attributable ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

	Q3	Q3	YTD	YTD
Presented in US$	2020	2019	2020	2019
Sales from stream interest	$831,236	$1,034,712	$2,591,872	$5,263,464
Royalty revenue	48,639	-	48,639	-
Revenue from NLGM(1)	106,934	62,451	235,795	187,382
Adjust for:
Refining charge	42,519	72,469	117,249	378,422
Sales from stream and other interests	1,029,328	1,169,631	2,993,555	5,829,268
Total attributable silver oz. sold	59,143	76,775	173,733	380,017
Average realized silver price per attributable oz.	$17.40	$15.23	$17.23	$15.34

Operating cash margin per attributable oz.(2)	$11.01	$9.00	$10.55	$9.01

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin is calculated based on average realized price and average cash cost.

Adjusted EBITDA

Management uses adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. However, adjusted EBITDA does not represent, and should not be considered an alternative to, net income (loss) or cash flow provided by operating activities as determined under IFRS.

	Q3	Q3	YTD	YTD
Presented in C$	2020	2019	2020	2019
Net loss	$(2,081,232)	$(446,105)	$(4,350,924)	$(1,255,084)
Interest expense	257,716	111,969	646,586	310,750
Finance charges	31,164	-	404,630	-
Income tax provision	524,867	67,285	441,432	600,888
Depletion and amortization	288,969	419,723	872,653	2,137,028
Foreign exchange (gain) loss	25,710	(25,251)	(35,974)	181,270
Share-based payments(1)	884,419	362,547	1,777,982	856,060
Adjusted EBITDA	$(68,387)	$490,168	$(243,615)	$2,830,912

(1) Includes stock options and restricted share units.

RISK FACTORS

The COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold and silver), and has raised the prospect of an extended global recession. As efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects on which the Company has a royalty, stream or other interest may be impacted. For example, following the Government of Mexico's decree that all non-essential business suspend operations until April 30, 2020, Agnico announced on April 2, 2020 that it is are ramping down activities at its La India mining operation and suspending exploration activities in Mexico during this period. This could delay development on the properties underlying the Santa Gertrudis and El Realito royalty assets held by the Company. On March 23, 2020 Pan American announced operations at its COSE and Joaquin mines in Argentina have been temporarily suspended in response to the COVID-19 pandemic and on April 1, 2020 confirmed that temporary suspension was extended until April 13, 2020 and could be subject to further extension. On April 2, 2020, a new decree was issued by the government of Argentina to expand the list of exemptions that will include mining production as essential for the Argentine economy. These or other suspensions of activity, and other effects of the pandemic on the companies with which, or the properties on which the Company holds a royalty, stream or other interest, or any direct impact of the pandemic on the Company's operations, may have an adverse impact on the Company's profitability, financial condition and the trading price of the Company's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company's profitability, results of operations, financial conditions and the trading price of the Company's securities.

Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

For further information regarding the Company's operational risks, please refer to the detailed disclosure concerning the material risks and uncertainties associated with the Company's business set out in its annual MD&A, dated September 26, 2019, which is available on SEDAR under the Company's filer profile.

SHARE POSITION AND OUTSTANDING WARRANTS AND OPTIONS

As at the date of this MD&A, the Company had 34,413,835 common shares issued and outstanding. There were also 2,310,957 stock options and 966,475 share purchase warrants outstanding with expiry dates ranging from November 8, 2020 to January 15, 2025. In addition, there were 81,000 restricted share units with vesting dates ranging up to December 15, 2023.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this MD&A may refer to "mineral resources", "measured mineral resources", or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resources", "indicated mineral resources", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves. "Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 Standards of disclosure for mineral projects".

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, other statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's operations and overall business, statements regarding the temporary duration of the COVID-19 pandemic. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold and silver); fluctuations in the value of the U.S. dollar and any other currency in which revenue is generated, relative to the Canadian dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Company holds a royalty, stream, or other production-base interest are located or through which they are held, measures taken by the Company, governments or partner operators in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business, risks related to the operators of the properties in which the Company holds a royalty, stream, or other production-base interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Company; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream, or non-operating interest; whether or not the Company is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; the ability to maintain adequate controls as required by law; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream, or other production-based interest; the possibility that actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds a royalty, stream, or other production-based interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases including COVID-19; the integration of acquired assets; as well as other factors identified and as described in more detail under the heading "Risk Factors" in this MD&A and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedar.com and the SEC at www.sec.gov.

Management’s Discussion and Analysis - Page 18

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS (Expressed in Canadian dollars, unless otherwise indicated) FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream, or other production-base interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues;  integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 19